Exhibit 13.4
                                                                    ------------

    As filed with the Securities and Exchange Commission on October 31, 2002


                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                      Press Release Dated October 29, 2002

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                            New Skies Satellites N.V.

                              Rooseveltplantsoen 4
                                2517 KR The Hague
                                 The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

         Form 20-F...X...                            Form 40-F......


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

         Yes......                                   No...X....


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
..............................N/A................................................

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



New Skies Satellites N.V.



By:      /s/ Mary J. Dent
         ---------------------------
Name:    Mary J. Dent
Title:   General Counsel and Member of the Management Board




Date:    October 31, 2002

                  New Skies Reports Third Quarter 2002 Earnings
                           and Announces Share Buyback


The Hague, The Netherlands, October 29, 2002 - New Skies Satellites N.V. (AEX,
NYSE: NSK), the global satellite communications company, today reported financial results for the three- and nine-month periods ended September 30, 2002. Revenues for the quarter were $48.7 million, EBITDA was $27.0 million, and net income was $3.5 million.

New Skies, in recognition of the strength of its business, its continued optimism regarding its commercial prospects going forward, and its longstanding focus on promoting shareholder value, also announced that it will be conducting a share buyback over the coming months. Under the share buyback, New Skies may repurchase up to13 million, or 10 percent, of currently outstanding shares in the market at prevailing market prices as and when trades are executed. Share repurchases are expected to begin no sooner than mid-November and will continue from time to time. New Skies plans to hold the repurchased shares as treasury stock. The company will continue to be able to satisfy the cash requirements of its current capital expenditure program from internally-generated cash flows and existing bank facilities.

Commenting on the quarter, CEO Dan Goldberg said:

         "New Skies has delivered another quarter of solid results in spite of the challenging business environment. Our revenues remain well diversified from a geographic and services perspective, our pricing has remained stable, and our backlog is up.

         "Importantly, we signed a significant pre-launch contract on the NSS-6 satellite, which is due for launch later this year. The long-term, multi-transponder agreement with Data Access, a longstanding customer and the first Indian private international voice carrier to begin transiting traffic, achieves our pre-launch sales target and validates the commercial desirability of NSS-6's flexible and state-of-the-art design.

         "Lastly, we are announcing today our decision to conduct a share buyback. This decision reflects our strong confidence in the company and in the fundamentals of the underlying business, as well as our commitment to enhance shareholder value. In light of the company's strong financial position, we will continue to have adequate funding for our present satellite expansion program and will maintain our strategic flexibility going forward."


For the three- and nine- month periods ended September 30, 2002, New Skies achieved the following financial results:

o Revenues for the three-month period ended September 30, 2002 were $48.7 million, a decrease of $3.5 million as compared to $52.2 million for the same period in 2001. Revenues for the nine-month period ended September 30, 2002 were $149.7 million, compared to $156.6 million in 2001. The decrease in revenues of $3.5 million for the quarter is principally the result of the prevailing difficult market conditions, as well as the transition of traffic from the NSS-803 and NSS-K satellites to NSS-7, a transition that was completed in the quarter.

o Operating expenses, excluding depreciation and amortization, were flat in the quarter compared with the third quarter 2001. However, such operating expenses decreased $1.4 million in the nine-month period ended September 30, 2002 compared to the same period in 2001. This decrease is due to savings in the cost of monitoring and flying our satellites as we now perform these activities in house and also reflects our success in managing our costs in response to the difficult business climate.

o Net income for the third quarter 2002 was $3.5 million compared to $9.2 million in the same period in the prior year. The decrease primarily relates to a decrease in revenues for the quarter, increase in depreciation of $1.9 million stemming principally from the launch of the NSS-7 satellite, and a $3.6 million reduction in interest income. Income before cumulative effect of change in accounting principle for nine-month period ended September 30, 2002 was $14.3 million, or $0.11 diluted earnings per share, compared to $25.3 million and $0.19 diluted earnings per share for the same period in 2001. Net income for the three- and nine- months ended September 30, 2001 included goodwill amortization of $0.6 million and $1.8 million, respectively. With the required adoption of SFAS 142 effective January 1, 2002, amortization of goodwill is no longer permitted.

o In the third quarter 2002, EBITDA (earnings before interest, taxes, depreciation and amortization) was $27.0 million compared to $30.4 million for the same period in the prior year. EBITDA for the nine-month period ended September 30, 2002 was $82.5 million, as compared to $87.9 million for the same period in 2001.

o Backlog increased to $701 million from $635 million at the end of the second quarter 2002, an increase of $66 million, or 10 percent.

Third quarter operating highlights

o    During the quarter, New Skies signed:

     >> a multi-transponder, ten-year agreement with Data Access, the first private international voice carrier licensed to operate in India, for capacity on both NSS-703 and NSS-6, due for launch later this year;

     >> a long-term agreement with the European Broadcasting Union (EBU) for value-added video transmission services over NSS-7, including local loop fiber connectivity, co-location services and uplink via New Skies' Washington D.C. Mediaport;

     >> contracts with Comsat and Spacelink International for government services originating from North America;

     >> a short term agreement to support China Central Television's (CCTV) coverage of the 2002 Asian Games with high-power capacity on the NSS-703 satellite; and

     >> a contract with E-Life of Paraguay for capacity on NSS-806 for IPsys(R)satellite-delivered Internet access.

o The company's satellite deployment plans are on schedule with NSS-6 due to be shipped to Arianespace's launch facility in Kourou, French Guiana within the next few days. The satellite will then be readied for an early December launch. NSS-803, to be renamed NSS-5, is en-route to its new orbital location at 183 degrees East longitude and is expected to begin commercial service in the Pacific Ocean region in the mid-December timeframe. NSS-5 will replace the NSS-513 satellite.

o In late August, New Skies completed the smooth transition of traffic from its NSS-K and NSS-803 satellites to the newly launched NSS-7.

o New Skies added Kingston inmedia of Britain to its growing list of partner-teleports around the world with an agreement to cooperate closely in offering a highly competitive range of communications services.

In other news during the quarter, Scott Sprague, a telecommunications sales executive with more than 20 years of experience, joined the company as its new Senior Vice President of Global Sales to lead the company's global sales team located throughout eight regional offices around the world.

About New Skies Satellites (AEX, NYSE: NSK)
New Skies Satellites (AEX, NYSE: NSK) is one of only four fixed satellite communications companies with truly global satellite coverage, offering video, voice, data and Internet communications services to a range of telecommunications carriers, broadcasters, large corporations and Internet service providers around the world. New Skies has five satellites in geosynchronous orbit and ground facilities around the world. The company also has two spacecraft under construction, which are planned to serve the Americas and Asia from two new orbital locations and the company has secured certain rights to make use of additional orbital positions, including four serving the Americas. New Skies is headquartered in The Hague, The Netherlands, and has offices in London, Johannesburg, New Delhi, Sao Paulo, Singapore, Sydney and Washington, D.C. Additional information is available at: www.newskies.com.


Conference call:
CEO Dan Goldberg and CFO Andrew Browne will host a conference call today at 5 pm
(CET). To listen in please dial +44 (0) 20 8240 8244, passcode "New Skies Satellites, Dan Goldberg." The conference call will also be available for replay, 24 hours a day for the subsequent five working days. The international dial-in number is + 44 (0) 20 8288 4459; Freephone number 0500 637 880 (UK
Only); Passcode: 299192.

If for any reason the connection is lost during the call, please dial the alternative number +44 20 8515 2327 and give the reference `New Skies.'

Should the back-up call be used, the replay recording of that call will be available for five working days by dialing + +44 20 8797 2499, PIN 114406#.



For more information, please contact:

Elizabeth Hess,
Corporate Communications, New Skies Satellites                +31 70 306 4133
ehess@newskies.com                                            +31 6 2906 2492
------------------

Boris Djordjevic,
Investor Relations, New Skies Satellites                     +31 70 306 4183
bdjordjevic@newskies.com

Frank De Maria, Brunswick                                   +44 20 7404 5959
fdemaria@brunswickgroup.com

Lekha Rao, Brunswick                                         +1 212 333 3810
lrao@brunswickgroup.com


Safe Harbor
Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 provide a "safe harbor" for forward-looking statements made by an issuer of publicly traded securities and persons acting on its behalf. New Skies Satellites N.V. has made certain forward-looking statements in this document in reliance on those safe harbors. A forward-looking statement concerns the company's or management's intentions or expectations, or are predictions of future performance. These statements are identified by words such as "intends", "expects", "anticipates", "believes", "estimates", "may", "will", "should" and similar expressions. By their nature, forward-looking statements are not a matter of historical fact and involve risks and uncertainties that could cause New Skies' actual results to differ materially from those expressed or implied by the forward-looking statements for a number of reasons. Factors which may affect the future performance of New Skies include: delays or problems in the construction or launch of future satellites; technical performance of in-orbit satellites and earth-based infrastructure; increased competition and changes in technology; growth of and access to the company's target markets; legal and regulatory developments affecting the company's business; and worldwide business and economic conditions, among other things. These risks and other risks affecting New Skies' business are described in the company's periodic filings with the U.S. Securities and Exchange Commission, including but not limited to New Skies' Annual Report on Form 20-F for the year ended December 31, 2001. Copies of these filings may be obtained by contacting the SEC. New Skies disclaims any obligation to update the forward-looking statements contained in this document.

New Skies Satellites N.V. and Subsidiaries
Consolidated Balance Sheets

September 30, 2002 and December 31, 2001
(In thousands of U.S. Dollars, except share data)


                                                                    September 30,          December 31,
                                                                         2002                  2001
                                                                  --------------------- ---------------------
                                                                      (unaudited)
Assets

Current Assets
Cash and cash equivalents                                         $     41,960          $    138,268
Trade receivables                                                       41,807                41,981
Prepaid expenses and other                                               4,626                 9,139
                                                                  --------------------- ---------------------
Total Current Assets                                                    88,393               189,388

Communications, plant and other property, net                        1,028,856               886,244
Deferred tax asset                                                      10,457                11,441
Goodwill, net and other assets                                           2,127                22,730

                                                                  --------------------- ---------------------
TOTAL                                                             $  1,129,833          $   1,109,803
                                                                  ===================== =====================


Liabilities and Shareholders' Equity

Current Liabilities
Accounts payable and accrued liabilities                          $     16,967          $     20,350
Income taxes                                                            27,686                22,357
Deferred revenues                                                        9,132                 8,848
Satellite performance incentives                                         5,411                 4,610
                                                                  --------------------- ---------------------
Total Current Liabilities                                               59,196                56,165

Deferred revenues and other liabilities                                  8,578                 3,925
Satellite performance incentives                                        28,751                12,529
                                                                  --------------------- ---------------------
Total Liabilities                                                       96,525                72,619

Shareholders' Equity
Governance preference shares (227,530,000 shares authorized,  par
   value(euro)0.05; none issued)                                            -                     -
Cumulative preferred financing shares (22,753,000 shares
   authorized, par value(euro)0.05; none issued)                            -                     -
Ordinary Shares (204,777,000 shares authorized,  par
   value(euro)0.05; 130,570,241 issued and outstanding)                  6,026                 6,026
Additional paid-in capital                                             977,506               976,168
Retained earnings                                                       51,598                60,664
Unearned compensation                                                     (975)                (352)
Accumulated other comprehensive loss                                      (847)              (5,322)
                                                                  --------------------- ---------------------
Total Shareholders' Equity                                            1,033,308             1,037,184

                                                                  --------------------- ---------------------
TOTAL                                                             $   1,129,833         $   1,109,803
                                                                  ===================== =====================

New Skies Satellites N.V. and Subsidiaries
Consolidated Statements of Income

Three-month period ended September 30, 2002 and 2001 (Unaudited)
(In thousands of U.S. Dollars, except share data)

                                          Three-month period ended September 30,
                                                  2002               2001
                                                  ----               ----

Revenues                                   $    48,722        $     52,215
                                           -----------------  -----------------

Operating expenses:
Cost of operations                              12,504              12,951
Selling, general and administrative              9,243               8,836
Depreciation and amortization                   21,142              19,282
                                           ----------------- -----------------
Total Operating Expenses                        42,889              41,069

                                           ----------------- -----------------
Operating Income                                 5,833              11,146

Interest expense (income) and other, net           314              (3,244)
                                           ----------------- -----------------
Income Before Income Tax Expense                 5,519              14,390

Income tax expense                               1,987               5,209
                                           ----------------- -----------------
Net Income                                 $     3,532       $       9,181
                                           ================= =================

Basic and Diluted Earnings Per Share       $       0.03      $        0.07
                                           ================= =================

Nine-month period ended September 30, 2002 and 2001 (Unaudited) (In thousands of U.S. Dollars, except share data)

                                           Nine-month period ended September 30,
                                                  2002              2001
                                                  ----              ----

Revenues                                     $  149,682       $    156,582
                                             ---------------  ---------------

Operating expenses:
Cost of operations                               38,014             39,554
Selling, general and administrative              29,194             29,088
Depreciation and amortization                    59,774             56,033
                                             ---------------  ---------------
Total Operating Expenses                        126,982            124,675

                                             ---------------  ---------------
Operating Income                                 22,700             31,907

Interest expense (income) and other, net            341            (8,219)
                                             ---------------  ---------------
Income Before Income Tax Expense                 22,359             40,126

Income tax expense                                8,050             14,836
                                             ---------------  ---------------
Income Before Cumulative Effect of Change
    in Accounting Principle                      14,309             25,290

Cumulative effect of change in accounting
     principle, relating to goodwill, net
     of taxes (A)                               (23,375)                -
                                             ---------------  ---------------
Net (Loss) Income                            $   (9,066)      $     25,290
                                             ===============  ===============

Basic and Diluted Earnings Per Share Before
   Cumulative Effect of Change in Accounting
   Principle                                 $     0.11       $       0.19
Cumulative effect of change in
  accounting principle                            (0.18)              -
                                             ---------------  ---------------
Basic and Diluted Earnings Per Share         $    (0.07)      $       0.19
                                             ===============  ===============

 (A) The Company adopted the new accounting standard, SFAS 142, "Goodwill and Other Intangible Assets" as of January 1, 2002, which has resulted in a one-time non-cash write-down of $23.4 million of goodwill relating to the acquisition of NSN Pty Ltd in Australia in March 2000. Amortization of goodwill recorded for the three- and nine- month periods ended September 30, 2001 amounted to $0.6 million and $1.8 million, respectively.



New Skies Satellites N.V. and Subsidiaries
Consolidated Statements of Cash Flows

Nine-month period ended September 30, 2002 and 2001 (Unaudited)
(In thousands of U.S. Dollars)

                                                                      Nine-month period ended
                                                                             September 30,
                                                                     2002                 2001
                                                            --------------------- -------------------

Cash flows from operating activities:
   Net (loss) income                                        $         (9,066)     $      25,290

Adjustments for non-cash items:
   Depreciation and amortization                                      59,774             56,033
   Cumulative effect of change in accounting principle                23,375                 -
   Deferred taxes                                                        984              1,165
   Amortization of unearned stock compensation                           715                762

Changes in operating assets and liabilities:
   Trade receivables                                                     198                600
   Prepaid expenses and other                                          4,536              3,366
   Accounts payable and accrued liabilities                           (3,471)             1,368
   Deferred revenues                                                   4,895              1,551
   Income taxes payable                                                5,455             13,440
                                                            ------------------- ------------------
Net Cash Provided By Operating Activities                             87,395            103,575
                                                            ------------------- ------------------


Cash flows from investing activities:
   Payments for communications, plant and other property            (181,013)          (177,641)
   Reimbursement of KTV construction costs                              -                51,452
                                                            ------------------- ------------------
Net Cash Used In Investing Activities                               (181,013)          (126,189)
                                                            ------------------- ------------------


Cash flows from financing activities:
   Satellite performance incentives and other                         (2,616)            (1,922)
                                                            ------------------- ------------------
Net Cash Used In Financing Activities                                 (2,616)            (1,922)
                                                            ------------------- ------------------

Effect of exchange rate differences                                      (74)              (167)

Net change in cash and cash equivalents                              (96,308)           (24,703)
Cash and cash equivalents, beginning of period                       138,268            232,898
                                                            ------------------- ------------------
Cash and cash equivalents, end of period                    $         41,960    $       208,195
                                                            =================== ==================


Cash payments for interest (net of amounts capitalized) were nil for the nine months ended September 30, 2002 and 2001. Income tax as paid amounted to $2.1 million and $0.5 million for the nine months ended September 30, 2002 and 2001, respectively.